ACQUISITION OF VODAFONE’S 45%
INTEREST IN VERIZON WIRELESS
September 3, 2013
Filed by Verizon Communications Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Vodafone Group Plc
Filer’s SEC File No.: 001-08606
Date: September 3, 2013

“SAFE HARBOR” STATEMENT AND LEGENDS

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document.  Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by Verizon in connection with the proposed transaction.  Copies of the prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor.
FORWARD-LOOKING STATEMENTS
This communication contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Forward-
looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform
Act of 1995.   The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:  failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or events giving rise to termination the transaction agreement; adverse conditions in the U.S.
and international economies; competition in our markets; material changes in available technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance; significantly increased levels of indebtedness as a result of the proposed transaction; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could affect earnings; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies. The foregoing list of factors is not exhaustive and there can be no assurance that the proposed transaction will in fact be consummated.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Verizon’s
Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the
Securities and Exchange Commission (the “SEC”) and those described in Vodafone Group Plc’s Annual Reports, Reports of Foreign Private
Issuer and other documents filed from time to time with the SEC.  Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

“SAFE HARBOR” STATEMENT AND LEGENDS
NO OFFER OR SOLICITATION
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Verizon will file with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction (the “prospectus”) and a proxy statement (the “proxy statement”) with respect to the special meeting of the Verizon shareholders in connection with the proposed transaction. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE
PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH
OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and
shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon
Communications Inc., 140 West Street, 29 Floor, New York, New York 10007. These materials are also available on Verizon’s website, at
www.verizon.com/investor.
PARTICIPANTS IN THE SOLICITATION
Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transactions contemplated by proxy statement.  Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.
Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December
31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC.  Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended December 31, 2012, which is filed with the SEC.

As required by SEC rules, Verizon has provided a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable GAAP measures in materials on our website at www.verizon.com/investor.
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STRATEGIC BENEFITS
• Sole ownership drives strategic and financial benefits across entire business
• Accretive to earnings per share at close of transaction
• Access to all of wireless cash flows
• Favorable capital markets environment
• U.S. wireless marketplace in growth phase
• No integration risk
Transaction is a “natural”

KEY TRANSACTION TERMS
• Aggregate value of $130 billion, primarily in cash and stock
• Consideration structure
– $58.9 billion of cash
– $60.2 billion of common stock issued directly to Vodafone
shareholders
– $5.0 billion of notes with Vodafone
– Sale of minority stake in Omnitel to Vodafone for $3.5 billion
– Other net consideration of $2.5 billion
Balanced mix of cash and stock

FINANCING STRATEGY
• Strong balance sheet and financial flexibility today
• Capacity to execute necessary debt financing
• Incremental free cash flow more than covers funding costs
• Maintaining solid investment grade credit ratings
• Continue to invest in our networks and spectrum
• Dividend policy extremely important to delivering returns
Self-funding transaction

FINANCING STRATEGY
• Fully executed bridge facility in place
• Intend to reduce majority of bridge facility with permanent financing prior to closing
• Anticipate steadily de-levering and returning to pre-transaction ratings
• Track record of delivering on financial commitments after significant transactions
Capacity to support debt financing needs

ROADMAP TO COMPLETION
• Access global capital markets
• Reduce bridge financing as quickly as possible
• Receive regulatory approvals
• Receive shareholder approvals
• Issue new shares and close transaction
Expect transaction to close in 1Q 2014

ONE VERIZON AND FUTURE GROWTH
• Full ownership of wireless enables advancement of One Verizon
• Unique asset portfolio drives continued growth and value
• Powerful growth opportunities with mobile
• Ability to develop more integrated and valuable services for customers
Value-creating transaction